Fax

RECEIVED
2009 MAY 28 A 1:50

SUPPL

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

[redacted]

09046277

To:	
Attn:	SEC Release
Fax:	+12027729207
Date:	26.05.2009
From:	Liberty International PLC
Headline:	Holding(s) in Company

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence each in the Company:

i) Full name of Persons subject to the notification obligation	Credit Suisse Securities (Europe) Limited	
ii) Full name of shares holders (if different from i)	Credit Suisse Securities (Europe) Limited Credit Suisse Securities (USA) LLC Credit Suisse Credit Suisse International Clariden Leu AG	
iii) Date of Transaction	22 May 2009	
iv) Date issuer was notified	26 May 2009	
v) Threshold that was crossed	3%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	N/A	N/A
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	14,416,837	3.94%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:	Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.	

ix) Contact Name	Vassilis Eliades/Simon Crawley
x) Contact telephone number:	+44 207 888 6659

Susan Folger
Company Secretary
020 7887 7073

26 May 2009

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